Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES ADDITIONAL NEW BUILD RIGS AND CAPITAL EXPENDITURES

Calgary, Alberta, Canada – May 11, 2011
(Canadian dollars)

Precision Drilling Corporation (“Precision”) announced today that capital expenditures plans have increased again this year due to the strong demand for Precision’s new Super Series drilling rigs.  Precision has increased its 2011 new build rig program to 28 rigs, which includes today’s announcement of 16 new Super Series rigs added to the 12 Super Series rigs previously announced.  These 16 rigs consist of three Super Single rigs for Canada and 13 Super Triple rigs for the United States.  Of the total 28 rigs in the 2011 program, Precision expects to deliver 21 in 2011 and the remaining seven in 2012.  Precision has committed to 37 new build rigs since the beginning of 2010.

For the 28 new build rigs in the 2011 program, Precision has signed term contracts for 17 rigs to date with an average term over three years.  Precision has firm commitments from customers for the majority of the remaining 11 rigs and Precision fully expects to complete contracts for all 11 of these rigs in the next couple of months on terms similar to the term contracts already in place.

Precision now estimates that capital expenditures for 2011 will total $790 million.  To complete the 2011 new build rig program and rig upgrades, Precision expects there will also be an additional $152 million of capital expenditures in 2012.  The total 2011 capital expenditure plan includes $121 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for the year.  Additionally, $458 million is slated for expansion capital for the 2010 and 2011 new build rig programs.  The total capital expenditures also include the cost to upgrade eight to twelve rigs and to purchase long lead time items for future new build rigs or upgrades at an anticipated cost of $211 million.  Certain rig upgrades will depend upon the successful completion of term contracts prior to incurring the planned capital expenditures.  Precision expects the $790 million will be split $718 million for the Contract Drilling segment and $72 million for the Completion and Production Services segment.

Kevin Neveu, President and Chief Executive Officer stated, “The continued strong demand for Precision’s Super Series rigs is indicative of the long term confidence our customers have in the High Performance, High Value capabilities our rigs are well known for.  I am particularly pleased to see the strong market demand for the Super Triple rig in the Bakken and Eagle Ford plays with 13 of today’s announced new builds slated for those oil and natural gas liquids rich plays.”

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimilie: 403.264.0251
www.precisiondrilling.com

"With the strength of Precision’s balance sheet and cash flow generated from ongoing operations, coupled with our outstanding engineering and manufacturing divisions, Precision is in a great position to take advantage of these new build rig opportunities.  Our increased capital commitment underscores Precision’s confidence in the drilling market and our ability to deliver new build rigs on time and on budget.    We are highly confident that the firm customer commitments for the new build rigs will be converted to term contracts over the coming weeks.  Precision will, however, continue to be disciplined in our capital expenditures by not completing new build rigs or major rig upgrades unless they are secured by term contracts that provide acceptable financial returns”, concluded Mr. Neveu.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to:  the level of capital expenditures and anticipated uses of capital; the timing of such expenditures; the number and type of rigs to be built and assets to be upgraded; the amount and type of equipment to be purchased; and the timing and terms of contractual commitments, including the expectation to successfully complete contracts on terms similar to those already in place or that firm commitments will be converted to term contracts.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com